

Mail Stop 3030

June 2, 2010

Via U.S. Mail

Mr. Christopher J. Kearney
Chief Executive Officer
SPX Corporation
13515 Ballantyne Corporate Place
Charlotte, NC   28277

> **Re: SPX Corporation**
> **Form 10-K for the year ended December 31, 2009**
> **Filed February 26, 2010**
> **File No. 0-06948**

Dear Mr. Kearney:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Kevin L. Vaughn
Accounting Branch Chief